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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               -------------------

                                  SCHEDULE 13D*
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  Restrac, Inc.
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                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)


                                   76126W 10 8
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                                 (CUSIP Number)


                               Kavitark R. Shriram
                  1516 Second Ave, 4th Floor, Seattle, WA 98101
                            Telephone: (206) 622-2335
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                November 18, 1998
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             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         *The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



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----------------------                                       -------------------
CUSIP NO. 76126W 10 8                  13D                     PAGE 2 OF 7 PAGES
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   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

         Amazon.com, Inc.
         91-1646860
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:               (a) [_]
                                                                         (b) [_]
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   3     SEC USE ONLY
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   4     SOURCE OF FUNDS:  OO
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   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            [_]
         PURSUANT TO ITEM 2(d) OR 2(e):
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   6     CITIZENSHIP OR PLACE OF ORGANIZATION:  State of Delaware
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    Number of        7     SOLE VOTING POWER:  1,670,273 shares
     Shares        -------------------------------------------------------------
  Beneficially
    Owned by         8     SHARED VOTING POWER:  Not applicable
      Each         -------------------------------------------------------------
    Reporting
  Person With        9     SOLE DISPOSITIVE POWER:  1,670,273 shares
                   -------------------------------------------------------------

                     10    SHARED DISPOSITIVE POWER:  Not applicable
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  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON:  1,670,273 shares
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  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                           [_]
         EXCLUDES CERTAIN SHARES
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  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
         Approximately 16.7%
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  14     TYPE OF REPORTING PERSON:  CO
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ITEM 1.       SECURITY AND ISSUER.


              This statement relates to the common stock, par value $0.01 per share (the "Common Stock"), of Restrac, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive and business offices are located at 91 Hartwell Avenue, Lexington MA 02173.

ITEM 2.       IDENTITY AND BACKGROUND.

              This statement is filed by Amazon.com, Inc., a Delaware corporation (the "Company"), whose principal business is the online retailing of books, music compact discs, videos, DVDs, computer games, and other titles. The address of the Company's principal business office is 1516 Second Ave, 4th Floor, Seattle, WA 98101.

              The following provides certain information as to the directors and executive officers of the Company (where no business address is given, the address is that of the Company's principal executive and business offices stated in this Item 2):

Directors:
Name                                    Principal Occupation and Business Address


Jeffrey P. Bezos                        Chairman of the Board, President and Chief
                                        Executive Officer of the Company


Tom A. Alberg                           Principal in Madrona Investment Group, L.L.C.
                                        Madrona Investment Partners
                                        1000 Second Avenue, Suite 3700
                                        Seattle, WA 98104


Scott D. Cook                           Chairman of the Board of Intuit, Inc.
                                        Intuit, Inc.
                                        2535 Garcia Ave.
                                        Mountain View, CA 94043


L. John Doerr                           General Partner, Kleiner Perkins Caufield & Byers
                                        Kleiner Perkins Caufield & Byers
                                        2750 Sand Hill Rd.
                                        Menlo Park, CA 94025


Patricia Q. Stonesifer                  Chairman of the Gates Library Foundation
                                        Gates Library Foundation
                                        PO Box 3189
                                        Redmond, WA 98073



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
Executive Officers:
Name                                    Principal Occupation and Business Address(1)


Jeffrey P. Bezos                        President, Chief Executive Officer and Chairman of
                                        the Board


Joy D. Covey                            Chief Financial Officer, Vice President of Finance
                                        and Administration, and Secretary


Richard L. Dalzell                      Vice President and Chief Information Officer


Mary E. Morouse                         Vice President of Merchandising


Sheldon J. Kaphan                       Vice President and Chief Technology Officer


John D. Risher                          Senior Vice President of Product Development


Joel R. Spiegel                         Vice President of Engineering


Jimmy Wright                            Vice President and Chief Logistics Officer


Kavitark R. Shriram                     Vice President of Business Development

  (1) The present principal occupation of all executive officers of the Company is with the Company. The business address of each executive officer of the Company is 1516 Second Ave, 4th Floor, Seattle, WA 98101.

              During the last five years, neither the Company nor, to the best knowledge of the Company, any person named in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each person named in this Item 2 is a citizen of the United States of America.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

              All shares of Common Stock held by the Company were issued to the Company by the Issuer as partial consideration for the sale of certain assets of the Company and the licensing of certain software and trademarks of the Company pursuant to an Asset Purchase Agreement dated as of November 18, 1998 (the "Purchase Agreement"). None of the funds used to purchase the shares of Common Stock consisted of funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the shares of Common Stock.



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ITEM 4.       PURPOSE OF TRANSACTION.

              On November 18, 1998 (the "Transaction Date"), the Company and the Issuer entered into the Purchase Agreement and an associated Software and Trademark License Agreement whereby the Company sold certain assets and licensed certain software and trademarks to the Issuer (the "Transaction"). All shares of Common stock held by the Company were issued to the Company by the Issuer as partial consideration for the Transaction.

         (a) The Company does not presently have any plans or proposals which would relate to or would result in the acquisition or disposition of additional securities of the Issuer.

         (b) The Company does not presently have any plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

         (c) The Company does not presently have any plans or proposals which relate to or would result in a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries.

         (d) The Company does not presently have any plans or proposals which relate to or would result in a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries.

         (e) The Company does not presently have any plans or proposals which relate to or would result in any material change in the present capitalization or dividend policy of the Issuer.

         (f) The Company does not presently have any plans or proposals which relate to or would result in any other material change in the Issuer's business or corporate structure.

         (g) The Company does not presently have any plans or proposals which relate to or would result in changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person.

         (h) The Company does not presently have any plans or proposals which relate to or would result in a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

         (i) The Company does not presently have any plans or proposals which relate to or would result in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.



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         (j)      The Company does not presently have any plans or proposals which relate to or would result in an action similar to any of those enumerated above.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

              (a) As of the date of this statement, the Company owns 1,670,273 shares of Common Stock of the Issuer constituting approximately 16.7% of the total outstanding shares of Common Stock. Neither the Company nor, to its knowledge, any of the other persons described in Item 2 above beneficially owns any outstanding shares of Common Stock of the Issuer other than the 1,670,273 shares of Common Stock of the Issuer which were acquired by the Company in connection with the Transaction.

              (b) The Company has sole power to vote and to direct the vote of, and sole power to dispose or to direct the disposition of, all 1,670,273 shares of Common Stock which it beneficially owns on the date of this statement.

              (c) The Company has not effected any transaction in the Issuer's Common Stock during the past 60 days and, to the best of its knowledge, no person named in Item 2 has effected any transactions in the Issuer's Common Stock during the past 60 days.

              (d) No other person is known to the Company to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock beneficially owned by the Company on the date of this statement.

              (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

              Pursuant to the terms of the Purchase Agreement, the Company has one demand registration right on Form S-3 exercisable beginning two years after the Transaction Date and expiring seven years after the Transaction Date. The Company also has unlimited "piggy-back" registration rights.

ITEM 7.       Material to be Filed as Exhibits.

              None.



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                                    Signature

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 30, 1998               Amazon.com, Inc.



                                       By: /s/ Alan Caplan
                                       Title: Vice President and General Counsel



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